SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-49936

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
      ☐ Form 10-D ☐  Form N-SAR  ☐  Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I.  Registrant Information

ST. JOSEPH, INC.

Full Name of Registrant

Former Name if Applicable

4870 S. Lewis, Suite 250

Address of Principal Executive Office (Street and Number)

Tulsa, OK, 74105

City, State and Zip Code

PART II.  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR OR Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The preparation of the Company's latest quarterly report on Form 10-Q has taken longer than anticipated and could not be completed by the required filing date of November 16, 2009 without unreasonable effort and expense. The Company anticipates filing its quarterly report within the five-day extension period.

2

PART IV.  OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Mr. Mark Johnson	(918) 742-1888
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒ Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes ☒ No

ST. JOSEPH, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2009	By: /s/ Gerald McIlhargey
Gerald McIlhargey
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

3

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments hereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to  submit a report  within  the  time  period  prescribed  due to  difficulties  in electronic  filing  should comply with either Rule 201 or Rule 202 of Regulation S-T or  apply  for an  adjustment  in  filing  date  pursuant  to Rule  13(b) of Regulation S-T.  (Form 12b-25-07/99)

4